FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of April, 2005


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: April 26, 2005

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            26 April, 2005, Holding(s) in Company

Exhibit 99


                                    SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

UNILEVER PLC

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holders/Account Designation - Holding
Bank of Ireland - 390,772
Barclays Capital Nominees LIMI - 12,368,337
Barclays Trust Co & Others - 110,119
Barclays Capital Securities LT - 42,400
Barclays Trust Co as EXEC/ADM - 37,201
Barclays Trust Co DMC69 - 43,571
Barclays Trust Co E99 - 19,465
Barclays Trust Co EP856 - 535
Barclays Trust Co R69 - 820,061
BNP PARIBAS - 20,288
CHASE NOMINEES LTD/16376 - 1,658,532
CHASE NOMINEES LTD/20947 - 432,088
CIBC MELLON GLOBAL SECURITIES - 12,070
Clydesdale Nominees HGB0125/324190 - 1,175
Clydesdale Nominees HGB0125/496994 - 8,929
Clydesdale Nominees HGB0125/594414 - 6,000
Clydesdale Nominees HGB0125/639191 - 3,036
Clydesdale Nominees HGB0125/639213 - 2,107
Clydesdale Nominees HGB0125/686408 - 7,000
Clydesdale Nominees HGB0125/692963 - 3,991
Clydesdale Nominees HGB0125/693196 - 6,429
Clydesdale Nominees HGB0125/697205 - 4,464
Clydesdale Nominees HGB0125/697213 - 4,465
Clydesdale Nominees HGB0125/697710 - 33,000
Clydesdale Nominees HGB0125/697728 - 33,000
Clydesdale Nominees HGB0125/697736 - 1,925
Clydesdale Nominees HGB0125/3100012 - 1,247
Clydesdale Nominees HGB0125/3102406 - 740
Clydesdale Nominees HGB0225/3101540 - 8
Investors Bank and Trust Co. - 5,567
Investors Bank and Trust Co. - 15,977
Investors Bank and Trust Co. - 1,132
Investors Bank and Trust Co. - 3,762,048
Investors Bank and Trust Co. - 14,032,738
Investors Bank and Trust Co. - 564,038
Investors Bank and Trust Co. - 31,385
Investors Bank and Trust Co. - 663,516
Investors Bank and Trust Co. - 787,462
Investors Bank and Trust Co. - 201,543
Investors Bank and Trust Co. - 368,142
Investors Bank and Trust Co. - 596,565
Investors Bank and Trust Co. - 79,271
Investors Bank and Trust Co. - 39,111
Investors Bank and Trust Co. - 528,550
Investors Bank and Trust Co. - 4,964,655
JP Morgan (BGI Custody)/16331 - 929,272
JP Morgan (BGI Custody)/16338 - 181,285
JP Morgan (BGI Custody)/16341 - 1,707,798
JP Morgan (BGI Custody)/16342 - 354,781
JP Morgan (BGI Custody)/16400 - 31,099,399
JP Morgan (BGI Custody)/17011 - 48,462
JP Morgan (BGI Custody)/18408 - 137,141
JPMorgan Chase Bank - 84,874
JPMorgan Chase Bank - 380,617
JPMorgan Chase Bank - 1,490,523
JPMorgan Chase Bank - 26,933
JPMorgan Chase Bank - 372,683
JPMorgan Chase Bank - 4,115
JPMorgan Chase Bank - 299,227
JPMorgan Chase Bank - 114,397
JPMorgan Chase Bank - 589,946
JPMorgan Chase Bank - 22,892
JPMorgan Chase Bank - 73,861
JPMorgan Chase Bank - 8,205
JPMorgan Chase Bank - 60,410
JPMorgan Chase Bank - 468,371
JPMorgan Chase Bank - 28,741
JPMorgan Chase Bank - 23,262
JPMorgan Chase Bank - 648
JPMorgan Chase Bank - 193,997
Master Trust Bank - 18,667
Mellon Trust - Boston & SF - 30,216
Mellon Trust - Boston & SF - 381,222
MELLON TRUST OF NEW ENGLAND - 38,259
Mitsubishi Trust International - 5,474
Mitsubishi Trust International - 18,335
Northern Trust Bank - BGI SEPA - 48,690
Northern Trust Bank - BGI SEPA - 10,024
Northern Trust Bank - BGI SEPA - 41,247
R C Greig Nominees Limited a/c/BL1 - 635,481
R C Greig Nominees Limited a/c/CM1 - 235,514
R C Greig Nominees Limited GP1/GP1 - 959,930
R C Greig Nominees Limited SA1/SA1 - 308,995
Reflex Nominees Limited - 3,428
Reflex Nominees Limited - 1,751
State Street - 47,839
State Street - 6,218
State Street Boston - 1,965,992
State Street Boston - 238,614
Sumitomo TB - 4,234
The Northern Trust Co - 13,464
The Northern Trust Co - 935,173
Wells Fargo Seattle - Wire Ban - 47,193
Zeban Nominees Limited - 292,288
Total - 87,704,743

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 1.4P EACH

10. Date of transaction

21 April 2005

11. Date company informed

25 April 2005

12. Total holding following this notification

87,704,743

13. Total percentage holding of issued class following this notification

3.012%

14. Any additional information




15. Name of contact and telephone number for queries

JOANNE MCDONALD 020 7822 5860

16. Name and signature of authorised company official responsible for making this notification

ALISON DILLON, DEPUTY SECRETARY

Date of notification

26 APRIL 2005